UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

News Release

For immediate release

Creo Board Recommends Acquisition by Kodak

Vancouver, BC, Canada (January 31, 2005) – Creo Inc. (NASDAQ: CREO; TSX: CRE) announced today that the company has entered into an arrangement agreement to be acquired by Eastman Kodak Company (NYSE: EK). The acquisition is to be completed by way of a statutory plan of arrangement under which Kodak will acquire all of the issued and outstanding common shares of Creo at a cash price of US$16.50 per share or approximately US$980 million.

Creo will host a conference call today at 12:30 p.m. Eastern time/ 9:30 a.m. Pacific Time to discuss this development. Details on how to participate in the call are included later in this news release.

The Acquisition

“Today we conclude a strategic review process that began last summer,” said Amos Michelson, Creo chief executive officer. “The proposed transaction will not only generate immediate return for Creo shareholders but will also benefit our customers through the combination of leading prepress equipment and consumables. By uniting our strengths, Creo and Kodak can continue to actively drive the evolution of the graphic communications industry while delivering a complete line of the highest-quality, most competitive products and services in our industry. The economy of scale gained by combining resources will allow us to speed up product development and deliver new innovations and breakthrough solutions to the market.”

“Kodak also stands to gain a great deal from this transaction,” continued Mr. Michelson, “including a pipeline of promising products from Creo’s leading research and development organization, direct access to the largest installed base of computer-to-plate (CTP) and workflow systems in the world, and access to our extremely loyal and supportive customer base.”

The boards of directors of Kodak and Creo have approved the proposed transaction, subject to the satisfaction of certain conditions, including shareholder approval and receipt of customary regulatory and court approvals. A meeting of Creo shareholders to approve the transaction is expected to be held on March 29, 2005. The board of directors of Creo recommends that shareholders vote in favor of the proposed transaction.

“This transaction represents the culmination of an extensive process. The special committee of independent directors of Creo and its financial advisors canvassed all available options to maximize value for Creo shareholders,” said Ken Spencer, chair of the special committee. “We are pleased that Creo’s success has been recognized by one of the world’s leading imaging companies.”

Postponement of the Meeting

The company has decided to postpone its annual and special meeting of shareholders, currently scheduled for February 10, 2005, and reschedule it for March 29, 2005. At the rescheduled meeting Creo shareholders will be entitled to consider and vote upon the proposed transaction in addition to the matters currently contemplated by the February 10 meeting. The record date for the rescheduled meeting will be February 14, 2005. To make a fully informed decision, Creo shareholders will need to understand the terms of the transaction with Kodak and the stance of those seeking election to the board in respect of the proposed transaction. Postponing the meeting allows Creo the time to send out appropriate information to shareholders so that they can make an informed decision about the direction of the company.

Conference Call

Creo will hold a conference call to discuss today’s development at 12:30 p.m. Eastern time (9:30 a.m. Pacific time), today, January 31, 2005. The conference call may be accessed at http://www.creo.com/investors. To listen to the conference call live by telephone, dial +1-877-423-4013 approximately 10 minutes before the start time. A telephone playback will be available after the completion of the call until February 3, 2005 at 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) and can be accessed at +1-800-642-1687 using the access code 3822076.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. A leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 rochelle.van.halm@creo.com	Tracy Rawa Investor Relations T. +1.604.419.4794 IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: January 31, 2005